UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act Of 1934

FOR THE MONTH OF NOVEMBER 2010

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INCORPORATION BY REFERENCE

This 6-K Report is hereby incorporated by reference into (1) the registration statement of Xinyuan Real Estate Co., Ltd. (the “Company”) on Form F-3 (Registration Number 333-160518) and into the prospectus related thereto, (2) the registration statement of the Company on Form F-3 (Registration Number 333-166389) and into the prospectus related thereto, (3) the registration statement of the Company on Form S-8 (Registration Number 333-152637), and (4) any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this 6-K Report shall be deemed a part of each such document from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

By:	/S/ THOMAS GURNEE
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: November 10, 2010

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release of the Company, dated November 10, 2010, announcing third quarter results

XINYUAN REAL ESTATE CO., LTD. ANNOUNCES THIRD QUARTER 2010

FINANCIAL RESULTS

BEIJING, China, November 10, 2010 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced its unaudited financial results for the third quarter of 2010.

Highlights for the Third Quarter 2010

•

Total third quarter revenues were US$107.6 million, a sequential increase of 13.9% from US$94.5 million recorded in the second quarter of 2010, and a 16.1% decrease from US$128.2 million reported in the third quarter of 2009.

•	Contract sales totaled US$151.0 million, a 55.7% increase from US$97.0 million recorded the second quarter of 2010 and a 5.0% decrease from US$159.0 million recorded in the third quarter of 2009.

•

Total gross floor area (“GFA”) sales were 137,500 square meters, a 59.5% increase from 86,200 square meters sold in the second quarter of 2010 and a 25.5% decrease from 184,500 square meters sold in the third quarter of 2009.

•	Selling, General, and Administrative (“SG&A”) expenses declined to 6.9% of total revenue compared to 8.9% in the second quarter of 2010 and 7.0% in the third quarter of 2009.

•	Income before taxes totaled US$23.0 million, a 74.2% increase from US$13.2 million in the second quarter of 2010 and a 28.5% increase from US$17.9 million in the third quarter of 2009.

•	Net income was US$8.0 million compared to US$9.6 million in the second quarter of 2010 and US$12.0 million in the third quarter of 2009.

•

Diluted net income per share attributable to ordinary shareholders was US$0.05, equivalent to US$0.10 per American Depositary Share (“ADS”), compared to diluted net income per share of US$0.06, equivalent to US$0.12 per ADS in the second quarter of 2010 and US$0.07, equivalent to US$0.14 per ADS in the third quarter of 2009.

•	Cash and cash equivalents, including restricted cash, increased by US$40.8 million to US$263.5 million as of September 30, 2010 from US$222.7 million as of June 30, 2010.

“Our third quarter marked improved performance for our Company with results above the high end of our expectations. We were encouraged to see sequential growth in our revenues, contract sales, GFA sales, and gross margins compared to the second quarter, while keeping a tight focus on our expenses. Selling activity at three of our major active projects in Suzhou, Chengdu, and Zhengzhou all improved sequentially and Xuzhou Colorful Garden started contributing to our GFA sales on schedule in August.”

“While market trends could continue to be challenging as a result of recent government mandates, we believe Xinyuan is well positioned in this context. We continue to focus on affordable developments targeting homeowners in Tier II and Tier III cities, where speculation and price growth has been lower than larger cities, and urbanization and migration patterns are strong. We have a strong financial position with a diversified and full project pipeline, which should provide us with growth opportunities in the future,” said Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer.

Third Quarter 2010 Financial Results

Contract sales

Contract sales totaled US$151.0 million in the third quarter of 2010 compared to US$97.0 million in the second quarter of 2010 and US$159.0 million in the third quarter of 2009. The average selling price per square meter was RMB7,480 (US$1,099) in the third quarter of 2010, compared to RMB7,683 (US$1,126) in the second quarter of 2010 and RMB5,886 (US$862) in the third quarter of 2009. GFA sales were 137,500 square meters in the third quarter of 2010 compared to 86,200 in the second quarter of 2010 and 184,500 square meters in the third quarter of 2009.

The sequential contract sales growth was driven primarily by the successful marketing of new projects namely Zhengzhou Modern City and Xuzhou Colorful Garden. Overall composite ASP drifted slightly lower than the second quarter of 2010 due to the mix of projects and mix of apartments within projects. The Company has not lowered the price of any category of apartment in any project since the April 2010 government housing policy announcement.

Breakdown of GFA Sales and ASP’s by Active Project

	Q3 2009		Q1 2010		Q2 2010		Q3 2010		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(m2 000)	(m2 000)	(Rmb)	(m2 000)
Chengdu Splendid I	34.9	4,723	30.4	5,743	4.6	5,699	8.6	4,788	53.3
Chengdu Splendid II					18.2	6,053	15.9	6,184	185.3
Zhengzhou Colorful Garden	33.4	6,411	10.0	7,996	11.4	8,130	11.1	7,929	14.7
Zhengzhou Modern City					22.0	7,167	58.0	7,216	175.2
Kunshan Intl City Garden	59.1	5,758	76.9	8,011	24.0	8,446	8.4	9,297	161.1
Suzhou Intl City Garden	8.8	8,071	8.2	11,153	5.6	11,340	9.9	12,298	112.1
Xuzhou Colorful Garden							24.5	6,811	77.5
Others	48.3	6,120	1.4	11,992	0.4	19,584	1.1	14,182	3.5

Total	184.5	5,886	126.9	7,713	86.2	7,683	137.5	7,480	782.7

Revenue under the Percentage of Completion Method

For the quarter ended September 30, 2010, the Company’s total revenue using the percentage of completion method was US$107.6 million compared to US$94.5 million for the quarter ended June 30, 2010 and US$128.2 million in the quarter ended September 30, 2009.

In the third quarter of 2010, the Company recognized a contract sales reversal of US$15.9 million related to certain sales contracts for Kunshan International City Garden signed prior to April 17, 2010 when the government issued new mandates on housing policy affecting the availability of mortgage financing. The Company believes that a number of non-local buyers (as opposed to local Kunshan resident buyers) who signed contracts prior to April 17, 2010, will not be able to obtain mortgage financing for their units, and as a result, certain of these buyers will request to cancel the sale and seek a refund of their deposits. Although management believes that the Company is not legally obligated to do so, it expects that it will honor these requests on a case-by-case basis. The reversal, which represents 4.7% of all project-to-date contract sales for Kunshan, reduced revenue by US$10.8 million in the third quarter of 2010 under the Percentage of Completion method. In all of the Company’s other projects throughout China, where over 90% of buyers are owner occupiers, there is no significant mortgage availability problem and, thus, no reversal has been recorded.

Gross Profit

Gross profit for the third quarter of 2010 increased to US$29.3 million, or 27.2% of revenue, compared to US$20.2 million, or 21.3% of revenue, in the second quarter of 2010 and US$26.1 million, or 20.4% of revenue, in the third quarter of 2009.

The Company revised total project cost and sales estimates for certain projects resulting in US$2.9 million of cumulative gross profit being recognized in the third quarter of 2010 under the percentage of completion method. In the second quarter of 2010 a similar revision had a US$1.5 million favorable impact on gross profit. The third quarter benefit was primarily driven by two projects: Henan Colorful Garden and Chengdu Splendid I. Henan Colorful Garden, a project which is 88% sold and 99% complete, recognized higher than projected ASP’s in the third quarter of 2010. Similarly, Chengdu Splendid I, a project which is 75% sold and 87% complete, also recognized higher than projected ASP’s.

Selling, General, and Administrative Expenses

SG&A expenses were US$7.5 million for the third quarter of 2010 compared to US$8.4 million for the second quarter of 2010 and US$9.0 million for the third quarter of 2009. As a percentage of total revenue, SG&A expenses for the third quarter of 2010 were 6.9% compared to 8.9% in the second quarter of 2010 and 7.0% in the third quarter of 2009.

Income tax

Income tax expenses in the 2010 third quarter totaled US$15.0 million, or 65.2% of income before taxes, compared to US$3.6 million or 27.3% in the 2010 second quarter. In the third quarter, the tax authorities of Jiangsu Province issued their interpretation of the definition of a “standard ordinary apartment”, for the purposes of Land Value Added Tax (“LVAT”). The Company previously believed that all of the units in its projects met the definition of “standard ordinary apartment”, however, based on the interpretation, none of the units in its Jiangsu projects meet this definition. This interpretation differs from that adopted by other provinces in China. Thus, an exemption for LVAT on profits up to 20% on “standard ordinary apartments” would not apply and the Company’s LVAT rate for its projects in Jiangsu Province was increased from zero to 30% on those apartments. LVAT taxes are deductible from corporate income taxes in arriving at the total income tax expense.

In light of Jiangsu Province’s interpretation, in the third quarter of 2010 the Company recognized US$6.4 million of additional income tax liabilities. Going forward, the interpretation will result in an increase in the Company’s effective tax rate by 1.8%.

Net Income

Net income for the third quarter of 2010 was US$8.0 million compared to US$9.6 million in the second quarter of 2010 and US$12.0 million for the same period in 2009. Diluted earnings per share for the third quarter of 2010 was US$0.05, equivalent to US$0.10 per ADS, compared to US$0.06, equivalent to US$0.12 per ADS, in the second quarter of 2010 and a US$0.07, equivalent to US$0.14 per ADS, in the third quarter of 2009.

Balance Sheet

As of September 30, 2010, the Company reported US$263.5 million in cash and cash equivalents (including restricted cash) compared to US$222.7 million as of June 30, 2010. Total debt outstanding was US$342.3 million, compared to US$327.2 million at the end of the second quarter of 2010. Real estate property under development was US$646.9 million as of September 30, 2010 compared to US$635.9 million as of June 30, 2010.

Completion of Jiantou Xinyuan Joint Venture Share Transfer

On November 2 2010, the Company’s wholly owned subsidiary, Henan Xinyuan Real Estate Co., Ltd. (“Xinyuan China”), finalized the purchase of the remaining 55% equity interest in Jiantou Xinyuan, the Company’s formerly-45%-owned equity investee, making Xinyuan China the sole owner. The purchase price was US$4.4 million. As of September 30, 2010 Jiantou Xinyuan had one active project with approximately 12,800 square meters unsold GFA and one project under planning with a GFA of approximately 198,600 square meters.

Project Status

Below is a summary table of projects that are active in 2010.

	GFA		Contract Sales			Project Cost % Complete
	(m2 000’s)		(US$ millions)
Project	Total Project	Sold to date	Total Project	Sales to date	% Sold
Chengdu Splendid I	231.0	177.7	174.6	130.9	75.0%	86.7%
Chengdu Splendid II	219.4	34.1	206.7	30.6	14.8%	58.8%
Zhengzhou Colorful Garden	192.0	177.3	189.9	166.9	87.9%	98.8%
Zhengzhou Modern City	255.1	79.9	290.7	84.6	29.1%	45.4%
Kunshan Intl City Garden	496.9	335.8	528.3	337.7	63.9%	72.2%
Suzhou Intl City Garden	205.6	93.5	295.9	124.8	42.2%	83.2%
Xuzhou Colorful Garden	102.0	24.5	104.6	24.5	23.4%	54.4%
Others remaining GFA	3.5	—

Total active projects	1,705.5	922.8	1,790.7	900.0	50.3%	72.7%

As of September 30, 2010, the Company’s total sellable GFA was approximately 1,695,800 square meters including active projects and pre-revenue stage projects but excluding Jiantou Xinyuan’s land projects GFA of 211,400 square meters. Below is a summary of all projects at Xinyuan that are in the planning stage:

	Unsold GFA (m2 000)	First Pre sales Scheduled
Zhengzhou Royal Palace	134.2	Q1 2011
Zhengzhou Century East A	77.8	Q1 2011
Zhengzhou Century East B	174.1	Q1 2011
Jinan Splendid	527.0	Q1 2011

Total Xinyuan projects in planning	913.1

Total active projects	782.7
Total Xinyuan projects	1,695.8

2010 Outlook

“While our third quarter performance was above our expectations, the government issued new policies in September which added a degree of uncertainty to our outlook. Specifically, the government released a new circular intended to further prevent rapid ASP growth and curb speculation by increasing down payments and suspending mortgage lending for third-time homebuyers and buyers that do not have local residency. It is difficult to determine what the eventual impact of these policies will be, particularly in Kunshan, and potential buyers are awaiting further clarity on what actions the government will take next. However, we expect the three projects (Chengdu Splendid II, Zhengzhou Modern City, and Xuzhou Colorful Garden), which began pre-sales in the second and third quarter of 2010 to post solid sales performances. Barring additional government actions, we are well-positioned as we move into 2011, with our land bank fully funded and a pipeline of 12 projects to allow us to drive growth in our sales and profitability,” commented Mr. Zhang.

Fourth quarter 2010 GFA sales are expected be in the range of approximately 130,000 to 140,000 square meters on continued strength in Zhengzhou Modern City, Xuzhou and Chengdu projects partially offset by continued weakness in Kunshan. Fourth quarter contract sales are expected to range between US$140 million to US$150 million while revenue under the percentage of completion method is expected to be between US$125 million and US$130 million. Net income is expected to be in the range of US$13 million to US$16 million.

Combined with the Company’s year-to-date results, full year GFA sales are expected to be approximately 480,000 to 490,000 square meters while full year contract sales are expected to range from US$530 million to US$540 million. Revenue under the percentage of completion method is expected to range between US$435 million and US$445 million while net income is expected to range from US$43 million to US$46 million.

Percentage of Completion Accounting

Most of Xinyuan’s projects recognize revenue under the percentage of completion method. This requires the Company to re-evaluate its estimates of future revenues and costs on a quarterly basis project by project.

Cumulative revenue=Cumulative contract sales proceeds x Cumulative incurred cost

                            Total estimated project cost

Cumulative cost of sales=Cumulative contract sales x Cumulative incurred cost

                    Total estimated project contract sales

Whenever Xinyuan makes changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profits previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that the Company will have to sell units at a price less than its costs to develop them, it must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects the Company must also determine whether an impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses. In the year ended 2009 and in each subsequent quarter, there were no unprofitable projects that were subject to recognition of total project gross loss and impairment reviews. Except as discussed above related to Henan Colorful Garden and Chengdu Splendid I projects, there were no material changes in estimates in the third quarter of 2010.

Conference Call Information

Xinyuan’s management will host an earnings conference call on November 10, 2010 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-719-325-2153. A webcast will also be available through the Company’s investor relations website at http://www.xyre.com. Listeners may access the replay by dialing 1-858-384-5517, access code: 7409679.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 44.7 million people in seven strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: we may be unable to acquire desired development sales at commercially reasonable costs; PRC economic, political and social conditions as well as government policies can affect our business; our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2009. All information provided in this press release is as of November 10, 2010. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Director of Investor Relations

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

In the United States:

Mr. Bill Zima

ICR, Inc.

Tel: +1 (203) 682-8233

Email: Bill.zima@icrinc.com

Ms. Kate Messmer

ICR, Inc.

Tel: +1 (203) 682-8338

Email: kate.messmer@icrinc.com

(Financial Tables on Following Pages)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	September 30, 2010	June 30, 2010	September 30, 2009
	(unaudited)	(unaudited)	(unaudited)
Revenue	$107,583	94,454	128,180
Cost of revenue	(78,317)	(74,298)	(102,095)

Gross profit	29,266	20,156	26,085
Selling expenses	(2,471)	(2,535)	(3,044)
General and administrative expenses	(4,986)	(5,885)	(5,923)

Operating income	21,809	11,736	17,118
Interest income	377	554	623
Share of income (loss) in an equity investee	667	77	(1,099)
Exchange gains	152	29	30
Other expenses	—	—	(383)
Change in fair value of warrant liabilities	—	842	1,585

Income from operations before income taxes	23,005	13,238	17,874
Income taxes	(15,007)	(3,620)	(5,862)

Net income	7,998	9,618	12,012

Earnings per share:
Basic	0.05	0.06	0.08
Diluted	0.05	0.06	0.07
Shares used in computation:
Basic	153,173	152,087	151,363
Diluted	153,248	152,129	160,982

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Nine months ended
	September 30, 2010	September 30, 2009
	(unaudited)	(unaudited)
Revenue	312,781	259,886
Cost of revenue	(238,647)	(211,873)

Gross profit	74,134	48,013
Selling expenses	(7,396)	(6,152)
General and administrative expenses	(16,391)	(14,928)

Operating income	50,347	26,933
Interest income	1,581	1,421
Share of income in an equity investee	1,306	2,423
Exchange gains	201	58
Other expenses		(383)
Change in fair value of warrant liabilities	842	(273)

Income from operations before income taxes	54,277	30,179
Income taxes	(24,761)	(13,165)
Net income	29,516	17,014

Earnings per share:
Basic	0.19	0.11
Diluted	0.19	0.10
Shares used in computation:
Basic	152,372	151,188
Diluted	156,114	160,801

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30, 2010	December 31, 2009
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	187,774	157,800
Restricted cash	75,750	40,240
Accounts receivable	4,700	9,216
Other receivables	36,228	32,036
Other deposits and prepayments	34,876	25,322
Advances to suppliers	17,589	20,425
Real estate property development completed	6,722	1,307
Real estate property under development	646,909	560,591
Other current assets	1,653	2,420

Total current assets	1,012,201	849,357

Real estate properties held for lease, net	16,094	17,277
Property and equipment, net	5,657	4,703
Other long-term investment	242	242
Interests in an equity investee	2,279	868
Deferred tax asset	4,260	4,593
Other assets	4,607	4,743

TOTAL ASSETS	1,045,340	881,783

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30, 2010	December 31, 2009
	(unaudited)	(audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	115,024	97,115
Short-term bank loans	123,910	94,662
Customer deposits	13,422	10,852
Income tax payable	12,423	11,224
Deferred tax liabilities	21,777	13,185
Other payables and accrued liabilities	34,737	33,507
Payroll and welfare payable	3,106	4,316
Current portion of long-term debt	—	104,239

Total current liabilities	324,399	369,100

Non-Current Liabilities
Long-term bank loans	178,007	53,015
Unrecognized tax benefits	12,999	12,757
Other long-term debt	40,338	—

TOTAL LIABILITIES	555,743	434,872

Shareholders’ equity
Common Shares	15	15
Additional paid-in capital	507,383	503,021
Accumulated deficit	(42,236)	(80,560)
Statutory reserves	24,435	24,435

TOTAL SHAREHOLDERS’ EQUITY	489,597	446,911

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,045,340	881,783